                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                         SALE OF WHOLE SHARE IN ARCADIA


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 2, 2005



Commission File Number 09929

                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 2, 2005

                                               MITSUI & CO., LTD.


                                    By: /s/ Kazuya Imai
                                       -----------------------------------------
                                       Name:  Kazuya Imai
                                       Title: Executive Director
                                              Senior Executive Managing Officer
                                              Chief Financial Officer






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                                                                November 2, 2005

                                                              Mitsui & Co., Ltd.

For immediate release
To whom it may concern


                         SALE OF WHOLE SHARE IN ARCADIA
                         ------------------------------


Mitsui & Co., Ltd reached a basic agreement with Farahead Holding Ltd. (*) on the sale of the whole shares in Arcadia Petroleum Ltd. ("Arcadia"). We expect to complete the share transfer before the end of January 2006, following the fulfillment of conditions precedent including approval by the Financial Services Authority in the United Kingdom.

(*) Farahhead Holding Ltd. was newly incorporated in Cyprus as the holding company of Arcadia. The company is controlled by a group of investors including a party directly affiliated with Seatankers Management Co. Ltd. in Cyprus. This group has indirectly major investment in shipping companies like Frontline, Golar LNG and Golden Ocean.

We will maintain our worldwide oil trading network through our four base positions in Singapore, USA, Tokyo and London by concluding an alliance agreement with Arcadia upon the share transfer. We will continue our current business with Arcadia and are scheduled to place our representative in their office to seek further business expansion with them. We will keep our capability in terms of trading, marketing and intelligence through the alliance while limiting our risk exposure. Our management policy with regard to the two other subsidiaries specialized in oil trading, Mitsui Oil (Asia) Pte. Ltd. in Singapore and Westport Petroleum Ltd. in the United States of America, remains unchanged.

Arcadia was established in London in 1988 as a 100% subsidiary of Mitsui & Co., Ltd. While the world oil demand and that of Japan are over 80 million barrels per day and 5 mil barrels per day respectively, Arcadia has been trading about 800,000 barrels per day of physical crude oil as well as a sizable volume of future oil and oil derivatives. While it recorded its highest profit in history of about US$57 million after tax in the fiscal year ended March 2005, its expanding activity under booming oil prices have exposed us to larger risks such as the market risk and will require more of our management resources. As a result of the overall review with Arcadia's business model and our business portfolio, we have come to the conclusion that it would be in the interest of both Mitsui and Arcadia to sell the company to the new owner while its performance is stable. In relation to the share sale of Arcadia, we expect that the influence on the consolidated results will be insignificant.


                                         For further information, please contact
                                                              Mitsui & Co., Ltd.
                                               Corporate Communications Division
                                                            Tel: +81-3-3285-7562
                                                     Investor Relations Division
                                                            Tel: +81-3-3285-7910



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